UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Announces Results for the Third Quarter of 2022

GUADALAJARA, Mexico, Oct. 21, 2022 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the third quarter ended September 30, 2022 (3Q22) (tables are presented at the end of this report comparing passenger traffic and consolidated results for 2022 to 2019, in order to illustrate the recovery and trend of these metrics). Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 3Q22 vs. 3Q21 (and 3Q19 for purposes of illustrating the recovery trend):

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 1,425.6 million, or 32.7% (Ps. 2,261.4 million, or 64.3%, as compared to 3Q19). Total revenues increased by Ps. 1,459.2 million, or 27.6% (Ps. 2,436.6 million, or 56.5%, as compared to 3Q19).

  Cost of services increased by Ps. 221.7 million, or 29.2% (as compared to 3Q19, cost of services increased Ps. 310.6 million, or 46.3%).

  Income from operations increased by Ps. 917.0 million, or 35.5% (Ps. 1,495.0 million, or 74.7%, as compared to 3Q19).

  EBITDA increased by Ps. 986.6 million, or 31.8% (Ps. 1,643.0 million, or 67.3%, as compared to 3Q19), going from Ps. 3,098.4 million in 3Q21 to Ps. 4,085.0 million in 3Q22. EBITDA margin (excluding the effects of IFRIC 12) went from 71.3% in 3Q21 to 70.7% in 3Q22 (EBITDA margin (excluding the effects of IFRIC 12) was 69.5% in 3Q19).

  Comprehensive income increased Ps. 642.0 million, or 31.9% (as compared to 3Q19, it increased Ps. 1,200.8 million, or 82.5%), from income of Ps. 2,014.7 million in 3Q21 to income of Ps. 2,656.7 million in 3Q22.

Company’s Financial Position:

During 3Q22, results were significantly better as compared to 3Q21 because of a 27.6% increase in total revenues. The Company generated positive EBITDA of Ps. 4,085.0 million, an increase of 31.8% as compared to 3Q21.

In 3Q22, operating activities continued generating positive cash flow of Ps. 3,748.6 million. The Company reported a financial position of cash and cash equivalents as of September 30, 2022, of Ps. 16,157.6 million (51.7% higher than the balance as of September 30, 2021). During 3Q22, the Company issued Ps. 2,757.6 million in long-term debt securities (Certificados Bursátiles) to finance the committed investments for our Mexican airports and to pay our “GAP 17-2” debt securities that will mature on November 3. Additionally, Ps. 924.3 million in share repurchases were made during the 3Q22.

Passenger Traffic

During 3Q22, total passengers at the Company’s 14 airports increased by 2,885.8 thousand passengers, an increase of 24.6%, compared to 3Q21 (as compared to 3Q19, total passengers increased by 2,750.4 thousand passengers, or 23.2%).

During 3Q22, the following new routes were opened:

Domestic:

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Guadalajara	Toluca	July 1, 2022	7 weekly
Volaris	Puerto Vallarta	Toluca	July 1, 2022	7 weekly
Volaris	Los Cabos	Toluca	July 1, 2022	7 weekly
Volaris	Tijuana	Toluca	July 1, 2022	7 weekly
Volaris	Tijuana	Puerto Escondido	July 1, 2022	2 weekly
Aeromexico	Guadalajara	Felipe Angeles	August 15, 2022	3 weekly
Volaris	Mexicali	Felipe Angeles	August 15, 2022	7 weekly
Aeromar	Aguascalientes	Mexico City	September 5, 2022	7 weekly
Calafia	La Paz	Puerto Peñasco	September 5, 2022	2 weekly
Calafia	La Paz	Chihuahua	September 6, 2022	3 weekly
Volaris	Guadalajara	Felipe Angeles	September 15, 2022	7 weekly
Volaris	La Paz	Felipe Angeles	September 15, 2022	3 weekly
Volaris	Puerto Vallarta	Felipe Angeles	September 15, 2022	7 weekly
Volaris	Los Cabos	Felipe Angeles	September 16, 2022	4 weekly
Aeromexico	Morelia	Mexico City	September 19, 2022	14 weekly

Note: Frequencies can vary without prior notice.

International:

Airline	Departure	Arrival	Opening date	Frequencies
Iberojet	Los Cabos	Madrid	July 18, 2022	1 weekly

Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	3Q21	3Q22	Change	9M21	9M22	Change
Guadalajara	2,246.8	2,935.3	30.6%	5,998.2	7,969.4	32.9%
Tijuana *	1,837.2	2,151.2	17.1%	5,021.2	5,973.1	19.0%
Los Cabos	558.0	725.5	30.0%	1,445.4	1,869.8	29.4%
Puerto Vallarta	540.6	753.4	39.4%	1,294.2	1,944.0	50.2%
Montego Bay	0.0	0.0	0.0%	0.0	0.0	N/A
Guanajuato	401.8	491.5	22.3%	1,082.7	1,300.7	20.1%
Hermosillo	389.8	479.0	22.9%	1,008.3	1,343.6	33.2%
Kingston	0.3	0.5	96.2%	1.0	1.0	1.5%
Mexicali	300.9	327.8	8.9%	764.1	918.7	20.2%
Morelia	138.4	160.8	16.2%	394.1	474.3	20.4%
La Paz	237.2	274.0	15.5%	634.9	786.7	23.9%
Aguascalientes	162.3	171.2	5.5%	404.7	524.8	29.7%
Los Mochis	89.4	103.4	15.7%	252.0	307.5	22.0%
Manzanillo	20.8	25.5	22.6%	61.0	74.0	21.2%
Total	6,923.6	8,599.2	24.2%	18,361.9	23,487.5	27.9%

*Cross Border Xpress (CBX) users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	3Q21	3Q22	Change	9M21	9M22	Change
Guadalajara	1,098.9	1,165.2	6.0%	2,643.2	3,232.8	22.3%
Tijuana *	738.5	1,113.5	50.8%	1,901.1	3,063.3	61.1%
Los Cabos	944.3	1,001.1	6.0%	2,462.1	3,310.5	34.5%
Puerto Vallarta	529.7	653.0	23.3%	1,457.9	2,587.6	77.5%
Montego Bay	799.6	1,136.8	42.2%	1,761.0	3,225.8	83.2%
Guanajuato	198.5	210.5	6.0%	447.3	567.7	26.9%
Hermosillo	30.7	20.1	(34.8%)	76.6	58.5	(23.6%)
Kingston	266.2	498.3	87.2%	565.0	1,128.4	99.7%
Mexicali	1.8	1.7	(4.2%)	3.6	4.6	28.1%
Morelia	116.1	130.7	12.6%	292.9	364.2	24.3%
La Paz	5.4	5.4	(0.6%)	13.7	19.2	39.9%
Aguascalientes	63.4	65.2	2.9%	152.0	170.2	12.0%
Los Mochis	3.1	2.1	(32.8%)	7.1	5.8	(18.0%)
Manzanillo	8.2	11.1	35.0%	29.7	52.3	76.1%
Total	4,804.5	6,014.7	25.2%	11,813.1	17,790.9	50.6%

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	3Q21	3Q22	Change	9M21	9M22	Change
Guadalajara	3,345.7	4,100.5	22.6%	8,641.5	11,202.2	29.6%
Tijuana *	2,575.7	3,264.7	26.7%	6,922.3	9,036.4	30.5%
Los Cabos	1,502.3	1,726.5	14.9%	3,907.5	5,180.3	32.6%
Puerto Vallarta	1,070.3	1,406.4	31.4%	2,752.1	4,531.7	64.7%
Montego Bay	799.6	1,136.8	42.2%	1,761.0	3,225.8	83.2%
Guanajuato	600.3	702.0	16.9%	1,530.0	1,868.4	22.1%
Hermosillo	420.6	499.1	18.7%	1,084.9	1,402.1	29.2%
Kingston	266.4	498.9	87.2%	565.9	1,129.4	99.6%
Mexicali	302.7	329.5	8.8%	767.8	923.3	20.3%
Morelia	254.5	291.5	14.6%	687.0	838.5	22.1%
La Paz	242.6	279.4	15.2%	648.6	805.9	24.3%
Aguascalientes	225.7	236.4	4.7%	556.7	695.0	24.8%
Los Mochis	92.5	105.5	14.0%	259.1	313.3	20.9%
Manzanillo	29.0	36.6	26.1%	90.7	126.3	39.2%
Total	11,728.1	14,613.9	24.6%	30,175.0	41,278.4	36.8%

*CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	3Q21	3Q22	Change	9M21	9M22	Change
Tijuana	725.5	1,103.9	52.1%	1,878.2	3,038.5	61.8%

Consolidated Results for the Third Quarter of 2022 (in thousands of pesos):

	3Q21	3Q22	Change
Revenues
Aeronautical services	3,316,240	4,449,504	34.2%
Non-aeronautical services	1,037,416	1,329,793	28.2%
Improvements to concession assets (IFRIC-12)	939,145	972,743	3.6%
Total revenues	5,292,801	6,752,040	27.6%

Operating costs
Costs of services:	759,323	980,978	29.2%
Employee costs	276,236	357,283	29.3%
Maintenance	136,477	147,757	8.3%
Safety, security & insurance	124,716	146,102	17.1%
Utilities	111,739	136,726	22.4%
Other operating expenses	110,155	193,110	75.3%

Technical assistance fees	146,706	189,598	29.2%
Concession taxes	353,984	525,291	48.4%
Depreciation and amortization	518,005	587,686	13.5%
Cost of improvements to concession assets (IFRIC-12)	939,145	972,743	3.6%
Other (income)	(4,735)	(1,610)	(66.0%)
Total operating costs	2,712,428	3,254,686	20.0%
Income from operations	2,580,373	3,497,354	35.5%
Financial Result	(214,047)	(227,340)	6.2%
Income before income taxes	2,366,325	3,270,014	38.2%
Income taxes	(586,599)	(607,303)	3.5%
Net income	1,779,726	2,662,711	49.6%
Currency translation effect	60,978	(7,235)	(111.9%)
Cash flow hedges, net of income tax	164,213	1,152	(99.3%)
Remeasurements of employee benefit – net income tax	9,777	106	(98.9%)
Comprehensive income	2,014,694	2,656,734	31.9%
Non-controlling interest	(45,769)	(58,841)	28.6%
Comprehensive income attributable to controlling interest	1,968,925	2,597,893	31.9%

	3Q21	3Q22	Change
EBITDA	3,098,378	4,085,040	31.8%
Comprehensive income	2,014,694	2,656,734	31.9%
Comprehensive income per share (pesos)	3.8742	5.2245	34.9%
Comprehensive income per ADS (US dollars)	1.9260	2.5973	34.9%

Operating income margin	48.8%	51.8%	6.2%
Operating income margin (excluding IFRIC-12)	59.3%	60.5%	2.1%
EBITDA margin	58.5%	60.5%	3.4%
EBITDA margin (excluding IFRIC-12)	71.3%	70.7%	(0.8%)
Costs of services and improvements / total revenues	32.1%	28.9%	(9.8%)
Cost of services / total revenues (excluding IFRIC-12)	17.4%	17.0%	(2.7%)

- Net income and comprehensive income per share for 3Q22 were calculated based on 505,277,464 shares outstanding as of September 30, 2022 and for 3Q21 were calculated based on 514,705,326 shares outstanding as of September 30, 2021. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 20.1150 per U.S. dollar (the noon buying rate on September 30, 2022, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of our Jamaican airports, the average three-month exchange rate of Ps. 20.2403 per U.S. dollar for the three months ended September 30, 2022 was used.

Revenues (3Q22 vs. 3Q21)

  Aeronautical services revenues increased by Ps. 1,133.3 million, or 34.2%.
  Non-aeronautical services revenues increased by Ps. 292.4 million, or 28.2%.
  Revenues from improvements to concession assets increased by Ps. 33.6 million, or 3.6%.
  Total revenues increased by Ps. 1,459.2 million, or 27.6%.
  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 857.1 million or 30.0% compared to 3Q21, mainly due to the 21.7% increase in passenger traffic and the adjustment in maximum rates as a result of inflation.

    Revenues from the Montego Bay airport increased by Ps. 134.3 million, or 43.6%, compared to 3Q21. This was mainly due to the 42.2% increase in passenger traffic. During 3Q22, there was a 1.2% depreciation of the peso versus the U.S. dollar, which went from an average exchange rate of Ps. 20.0092 in 3Q21 to Ps. 20.2403 in 3Q22.

    Revenues from the Kingston airport increased by Ps. 141.9 million, or 91.2% compared to 3Q21, mainly due to an 87.2% increase in passenger traffic.

  The change in non-aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 218.6 million, or 25.2%, compared to 3Q21. Revenues from businesses operated by third parties increased by Ps. 109.9 million, or 18.3%. Mainly due to the recovery of passenger traffic. The business lines that increased the most were food and beverage, retail, car rentals, duty-free stores, time shares and ground transportation, which jointly increased by Ps. 92.5 million, or 18.1%. Revenues from businesses operated directly by us increased by Ps. 103.0 million, or 44.5%, while the recovery of costs increased by Ps. 5.7 million, or 15.7%.

    Revenues from the Montego Bay airport increased by Ps. 58.2 million, or 46.7%, compared to 3Q21. Revenues in U.S. dollars increased US$ 2.8 million, or 50.0%.

    Revenues from the Kingston airport increased by Ps. 15.6 million, or 34.1%, compared to 3Q21. Revenues in U.S. dollars increased US$ 0.7 million, or 30.1%.

	3Q21	3Q22	Change
Businesses operated by third parties:
Duty-free	153,166	194,142	26.8%
Food and beverage	163,585	203,903	24.6%
Retail	119,901	154,788	29.1%
Car rentals	112,400	136,692	21.6%
Leasing of space	65,596	82,646	26.0%
Time shares	54,657	59,598	9.0%
Ground transportation	36,733	41,213	12.2%
Communications and financial services	22,325	27,200	21.8%
Other commercial revenues	24,357	29,440	20.9%
Total	752,719	929,623	23.5%

Businesses operated directly by us:
Car parking	106,057	142,543	34.4%
VIP lounges	60,774	94,392	55.3%
Advertising	11,813	20,344	72.2%
Convenience stores	59,391	86,073	44.9%
Total	238,034	343,353	44.2%
Recovery of costs	46,662	56,815	21.8%
Total Non-aeronautical Revenues	1,037,415	1,329,793	28.2%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets1
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 33.6 million, or 3.6%, compared to 3Q21. The change was composed primarily of:
  The Company’s Mexican airports, which increased by Ps. 31.2 million, or 3.4%, as a result of the increase in committed investments in the Master Development Program for the 2020-2024 period.

  Improvements to concession assets at the Montego Bay airport increased Ps. 2.4 million, or 16.5%. During 3Q22, no improvements to concession assets were made at the Kingston airport.

Total operating costs increased by Ps. 542.3 million, or 20.0%, compared to 3Q21, mainly due to a combined increase of Ps. 214.2 million, or 42.8%, in concession taxes and technical assistance fees, a Ps. 221.7 million, or 29.2%, increase in cost of services, a Ps. 69.7 million, or 13.5%, increase in depreciation and amortization and a Ps. 33.6 million, or 3.6% increase in the cost of improvements to the concession assets (IFRIC-12), (excluding the cost of improvements to concession assets, operating costs increased Ps. 508.7 million, or 28.7%).

This increase in total operating costs was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 370.4 million, or 16.5%, compared to 3Q21, primarily due to a Ps. 187.9 million, or 31.8%, increase in cost of services, a combined Ps. 90.1 million, or 27.5%, increase in technical assistance fees and concession taxes, a Ps. 63.3 million, or 15.9%, increase in depreciation and amortization, and a Ps. 31.2 million, or 3.4%, increase in the cost of improvements to the concession assets (IFRIC-12), (excluding the cost of improvements to the concession assets (IFRIC-12), operating costs increased by Ps. 339.3 million or 25.8%).

The change in the cost of services during 3Q22 was mainly due to:

  Employee costs increased Ps. 78.3 million, or 34.3%, compared to 3Q21, mainly due to the hiring of additional personnel as required for airport operations due to the recovery of passenger traffic.
  Safety, security and insurance costs increased Ps. 16.2 million, or 17.9%, compared to 3Q21, mainly due to an increase in the number of security staff and the opening of operational areas.
  Utility costs increased Ps. 11.2 million, or 14.8%, compared with 3Q21, primarily because of the increase in the consumption of electricity due to the opening of new operational areas, fuels and the increase in the cost of water.
  Other operating expenses increased Ps. 79.6 million, or 95.1%, compared to 3Q21, mainly due to a combined increase of Ps. 71.6 million in the cost of goods and services for our VIP lounges and convenience stores due to the increase in sales of these business lines, FBO services, professional fees, allowance for credit losses and travel expenses.

Montego Bay Airport:

  Operating costs increased by Ps. 61.0 million, or 22.2%, compared to 3Q21, mainly due to a Ps. 27.6 million, or 55.4%, increase in concession taxes, a Ps. 20.1 million, or 20.9%, increase in the cost of services, a Ps. 5.8 million, or 4.9%, increase in depreciation and amortization and a Ps. 2.4 million, or 16.5%, increase in the cost of improvements to concession assets (IFRIC-12).

Kingston Airport:

  Operating costs increased by Ps. 110.8 million, or 56.1%, compared to 3Q21, mainly due to a Ps. 96.5 million, or 78.5%, increase in concession taxes, and a Ps. 13.7 million, or 19.0%, increase in the cost of services.

Operating margin went from 48.8% in 3Q21 to 51.8% in 3Q22. Excluding the effects of IFRIC-12, operating margin went from 59.3% in 3Q21 to 60.5% in 3Q22. Operating income increased Ps. 917.0 million, or 35.5%, compared to 3Q21.

EBITDA margin went from 58.5% in 3Q21 to 60.5% in 3Q22. Excluding the effects of IFRIC-12, EBITDA margin went from 71.3% in 3Q21 to 70.7% in 3Q22. The nominal value of EBITDA increased Ps. 986.7 million, or 31.8%, compared to 3Q21.

Financial cost increased by Ps. 13.3 million, or 6.2%, from a net expense of Ps. 214.0 million in 3Q21 to a net expense of Ps. 227.3 million in 3Q22. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from an income of Ps. 87.6 million in 3Q21 to income of Ps. 208.1 million in 3Q22. This generated an increase in the foreign exchange gain of Ps. 120.5 million. Currency translation effect income decreased Ps. 68.2 million, compared to 3Q21.

  Interest expenses increased by Ps. 236.3 million, or 58.5%, compared to 3Q21, mainly due to higher debt as a result of the issuance of long-term debt securities and the increase in interest rates.

  Interest income increased by Ps. 102.5 million, or 100.4%, compared to 3Q21, mainly due to an increase in the reference interest rates.

In 3Q22, comprehensive income increased Ps. 642.0 million, or 31.9%, compared to 3Q21. This increase was mainly due to a Ps. 903.7 million increase in profit before taxes derived from the increase in passenger traffic. This increase was partially offset by an increase in income taxes of Ps. 20.7 million, a Ps. 68.2 million decrease in currency translation effect income and a Ps. 163.1 million decrease in cash flow hedges.

During 3Q22, net income increased by Ps. 883.0 million, or 49.6%, compared to 3Q21. Income taxes increased by Ps. 161.9 million and were partially offset by a Ps. 141.2 million increase in the benefit for deferred taxes, mainly due an increase in the inflation rate, from 1.5% in 3Q21 to 2.2% in 3Q22.

Consolidated Results for the Nine Months of 2022 (in thousands of pesos):

	9M21	9M22	Change
Revenues
Aeronautical services	8,412,610	12,626,702	50.1%
Non-aeronautical services	2,584,554	3,815,830	47.6%
Improvements to concession assets (IFRIC-12)	2,829,371	2,932,191	3.6%
Total revenues	13,826,535	19,374,723	40.1%

Operating costs
Costs of services:	2,107,665	2,634,969	25.0%
Employee costs	809,698	996,556	23.1%
Maintenance	339,953	434,004	27.7%
Safety, security & insurance	373,147	408,919	9.6%
Utilities	284,503	352,376	23.9%
Other operating expenses	300,364	443,114	47.5%

Technical assistance fees	370,504	553,970	49.5%
Concession taxes	871,641	1,398,515	60.4%
Depreciation and amortization	1,531,129	1,715,333	12.0%
Cost of improvements to concession assets (IFRIC-12)	2,829,371	2,932,191	3.6%
Other (income)	(5,372)	(20,082)	273.8%
Total operating costs	7,704,938	9,214,895	19.6%
Income from operations	6,121,597	10,159,828	66.0%
Financial Result	(699,551)	(788,404)	12.7%
Income before income taxes	5,422,049	9,371,424	72.8%
Income taxes	(1,180,768)	(2,016,627)	70.8%
Net income	4,241,281	7,354,797	73.4%
Currency translation effect	(24,246)	(346,786)	1330.3%
Cash flow hedges, net of income tax	404,240	138,539	(65.7%)
Remeasurements of employee benefit – net income tax	11,614	311	97.3%
Comprehensive income	4,632,889	7,146,861	54.3%
Non-controlling interest	(45,120)	(129,498)	187.0%
Comprehensive income attributable to controlling interest	4,587,769	7,017,363	53.0%

	9M21	9M22	Change
EBITDA	7,652,727	11,875,161	55.2%
Comprehensive income	4,632,889	7,146,861	54.3%
Comprehensive income per share (pesos)	8.9090	14.0545	57.8%
Comprehensive income per ADS (US dollars)	4.4290	6.9871	57.8%

Operating income margin	44.3%	52.4%	18.4%
Operating income margin (excluding IFRIC-12)	55.7%	61.8%	11.0%
EBITDA margin	55.3%	61.3%	10.7%
EBITDA margin (excluding IFRIC-12)	69.6%	72.2%	3.8%
Costs of services and improvements / total revenues	35.7%	28.7%	(19.5%)
Cost of services / total revenues (excluding IFRIC-12)	19.2%	16.0%	(16.4%)

- Net income and comprehensive income per share for period ended September 30, 2022 were calculated based on 505,277,464 shares outstanding as of that date and for the period ended September 30, 2021 were calculated based on 514,705,326 shares outstanding as of that date. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 20.1150 per U.S. dollar (the noon buying rate on September 30, 2022, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of our Jamaican airports, the average exchange rate of Ps. 20.2682 per U.S. dollar for the nine months ended September 30, 2022 was used.

Revenues (9M22 vs. 9M21)

  Aeronautical services revenues increased by Ps. 4,214.1 million, or 50.1%.
  Non-aeronautical services revenues increased by Ps. 1,231.3 million, or 47.6%.
  Revenues from improvements to concession assets increased by Ps. 102.8 million, or 3.6%.
  Total revenues increased by Ps. 5,548.2 million, or 40.1%.
  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 3,287.6 million or 44.6% compared to 9M21, mainly due to the 32.6% increase in passenger traffic and the adjustment in maximum rates as a result of inflation.

    Revenues from the Montego Bay airport increased by Ps. 585.7 million, or 84.8%, compared to 9M21. This was mainly due to the 83.2% increase in passenger traffic.

    Revenues from the Kingston airport increased by Ps. 340.8 million, or 95.9% compared to 9M21, mainly due to a 99.6% increase in passenger traffic.

  The change in non-aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 981.7 million, or 45.5%, compared to 9M21. Revenues from businesses operated by third parties increased by Ps. 602.5 million, or 40.5%. This was mainly due to the recovery of passenger traffic. The business lines that increased the most were food and beverage, retail, car rentals, duty-free stores, time shares and other revenues, which jointly increased by Ps. 539.1 million, or 44.9%. Revenues from businesses operated directly by us increased by Ps. 361.6 million, or 63.9%, while the recovery of costs increased by Ps. 17.6 million, or 16.5%.

    Revenues from the Montego Bay airport increased by Ps. 196.4 million, or 61.8%, compared to 9M21. Revenues in U.S. dollars increased US$ 9.6 million, or 60.7%.

    Revenues from the Kingston airport increased by Ps. 53.1 million, or 49.5%, compared to 9M21. Revenues in U.S. dollars increased US$ 2.6 million, or 48.5%.

	9M21	9M22	Change
Businesses operated by third parties:
Duty-free	375,606	535,938	42.7%
Food and beverage	367,414	577,652	57.2%
Retail	285,563	451,440	58.1%
Car rentals	288,053	398,902	38.5%
Leasing of space	175,840	225,799	28.4%
Time shares	134,677	178,968	32.9%
Ground transportation	97,805	126,464	29.3%
Communications and financial services	61,200	78,151	27.7%
Other commercial revenues	82,678	125,793	52.1%
Total	1,868,836	2,699,108	44.4%

Businesses operated directly by us:
Car parking	273,322	394,652	44.4%
VIP lounges	145,184	269,458	85.6%
Advertising	33,669	57,585	71.0%
Convenience stores	128,436	229,063	78.3%
Total	580,611	950,758	63.8%
Recovery of costs	135,107	165,964	22.8%
Total Non-aeronautical Revenues	2,584,554	3,815,830	47.6%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets2
  Revenues from improvements to concession assets (IFRIC12) increased by Ps. 102.8 million, or 3.6%, compared to 9M21. The change was composed primarily of:
  The Company’s Mexican airports, which increased by Ps. 88.6 million, or 3.2%, as a result of the increase in committed investments in the Master Development Program for the 2020-2024 period.
  Improvements to concession assets at the Montego Bay airport increased Ps. 14.3 million, or 25.5%. During 9M22, no improvements to concession assets were made at the Kingston airport.

Total operating costs increased by Ps. 1,510.0 million, or 19.6%, compared to 9M21, mainly due to a combined Ps. 710.3 million, or 57.2%, increase in concession taxes and technical assistance fees, a Ps. 527.3 million, or 25.0%, increase in cost of services, a Ps. 184.2 million, or 12.0%, increase in depreciation and amortization and a Ps. 102.8 million, or 3.6% increase in the cost of improvements to the concession assets (IFRIC-12), (excluding the cost of improvements to concession assets, operating costs increased Ps. 1,407.1 million, or 28.9%).

This increase in total operating costs was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 1,064.4 million, or 16.6%, compared to 9M21, primarily due to a combined Ps. 372.3 million, or 44.4%, increase in technical assistance fees and concession taxes, a Ps. 429.1 million, or 26.2%, increase in cost of services, a Ps. 178.0 million, or 15.3%, increase in depreciation and amortization, and a Ps. 88.6 million, or 3.2%, increase in the cost of improvements to the concession assets (IFRIC-12), (excluding the cost of improvements to the concession assets (IFRIC-12), operating costs increased by Ps. 975.8 million or 26.8%).

The change in the cost of services during 9M22 was mainly due to:

  Employee costs increased Ps. 174.5 million, or 26.2%, compared to 9M21, mainly due to the hiring of additional personnel as required for airport operations due to the recovery of passenger traffic.
  Maintenance costs increased by Ps. 66.0 million, or 23.7%, compared to 9M21.
  Safety, security and insurance costs increased Ps. 33.3 million, or 12.5%, compared to 9M21, mainly due to an increase in the number of security staff.
  Utility costs increased Ps. 23.1 million, or 12.5%, compared with 3Q21, primarily because of the increase in the consumption of electricity due to the opening of new operational areas, fuels and the increase in the cost of water.
  Other operating expenses increased Ps. 132.2 million or 54.1%, compared to 9M21, mainly due to a combined increase of Ps. 119.9 million in the cost of goods and services for our VIP lounges and convenience stores, FBO services, professional fees, the allowance for credit losses and travel expenses.

Montego Bay Airport:

  Operating costs increased by Ps. 167.1 million, or 20.4%, compared to 9M21, mainly due to a Ps. 95.8 million, or 79.8%, increase in concession taxes and a Ps. 61.7 million, or 21.9%, increase in the cost of services.

Kingston Airport:

  Operating costs increased by Ps. 278.4 million, or 58.5%, compared to 9M21, mainly due to a Ps. 242.2 million, or 86.1%, increase in concession taxes, and a Ps. 36.4 million, or 19.6%, increase in the cost of services.

Operating margin went from 44.3% in 9M21 to 52.4% in 9M22. Excluding the effects of IFRIC-12, operating margin went from 55.7% in 9M21 to 61.8% in 9M22. Operating income increased Ps. 4,038.2 million, or 66.0%, compared to 9M21.

EBITDA margin went from 55.3% in 9M21 to 61.3% in 9M22. Excluding the effects of IFRIC-12, EBITDA margin went from 69.6% in 9M21 to 72.2% in 9M22. The nominal value of EBITDA increased Ps. 4,222.4 million, or 55.2%, compared to 9M21.

Financial cost increased by Ps. 88.9 million, or 12.7%, from a net expense of Ps. 699.5 million in 9M21 to a net expense of Ps. 788.4 million in 9M22. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from income of Ps. 205.2 million in 9M21 to income of Ps. 342.0 million in 9M22. This generated an increase in the foreign exchange gain of Ps. 136.8 million. Currency translation effect expense increased Ps. 322.5 million, compared to 9M21.

  Interest expenses increased by Ps. 489.4 million, or 40.3%, compared to 9M21, mainly due to higher debt as a result of the issuance of long-term debt securities and the increase in interest rates.

  Interest income increased by Ps. 263.7 million, or 85.4%, compared to 9M21, mainly due to an increase in the reference interest rates.

In 9M22, comprehensive income increased Ps. 2,514.0 million, or 54.3%, compared to 9M21. This increase was mainly due to a Ps. 3,949.4 million increase in profit before taxes derived from the increase in passenger traffic. This increase was partially offset by an increase in income taxes of Ps. 835.8 million and a Ps. 1,510.0 million increase in operating costs.

During 9M22, net income increased by Ps. 3,113.5 million, or 73.4%, compared to 9M21. Income taxes increased by Ps. 1,093.5 million and were partially offset by a Ps. 257.7 million increase in the benefit for deferred taxes, mainly due to an increase in the inflation rate, from 4.8% in 9M21 to 6.2% in 9M22.

Statement of Financial Position

Total assets as of September 30, 2022 increased by Ps. 12,362.4 million as compared to September 30, 2021, primarily due to the following items: (i) a Ps. 5,506.7 million increase in cash and cash equivalents; (ii) a Ps. 4,028.0 million increase in improvements to concession assets; (iii) a Ps. 2,295.1 million increase in machinery, equipment and leasehold improvements and advances to suppliers; and (iv) a Ps. 448.4 million increase in accounts receivable from customers, among others.

Total liabilities as of September 30, 2022 increased by Ps. 13,340.8 million compared to September 30, 2021. This increase was primarily due to the following items: (i) issuance of Ps. 8,257.6 million in long-term debt securities, (ii) Ps. 3,675.8 million in dividends pending payment, (iii) Ps. 699.5 million in accounts payable and iv) Ps. 213.1 million in guaranteed deposits. This increase was partially offset by decreases of: (i) Ps. 162.5 million in bank loans and (ii) Ps. 79.8 million in derivative financial instruments, among others.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	3Q21	3Q22	Change	9M21	9M22	Change
Guadalajara
Aeronautical services	936,476	1,225,545	30.9%	2,364,802	3,296,847	39.4%
Non-aeronautical services	216,335	222,509	2.9%	588,628	644,738	9.5%
Improvements to concession assets (IFRIC 12)	281,771	499,974	77.4%	845,313	1,499,921	77.4%
Total Revenues	1,434,583	1,948,028	35.8%	3,798,742	5,441,506	43.2%
Operating income	742,786	1,068,333	43.8%	1,887,733	2,799,435	48.3%
EBITDA	839,895	1,170,722	39.4%	2,180,329	3,129,648	43.5%

Tijuana
Aeronautical services	511,009	698,222	36.6%	1,345,821	1,893,773	40.7%
Non-aeronautical services	114,533	139,450	21.8%	315,577	389,554	23.4%
Improvements to concession assets (IFRIC 12)	407,033	85,505	(79.0%)	1,221,098	256,516	(79.0%)
Total Revenues	1,032,575	923,178	(10.6%)	2,882,497	2,539,843	(11.9%)
Operating income	394,096	574,981	45.9%	1,038,859	1,559,064	50.1%
EBITDA	456,547	664,549	45.6%	1,230,993	1,807,050	46.8%

Los Cabos
Aeronautical services	540,223	654,908	21.2%	1,403,833	2,001,237	42.6%
Non-aeronautical services	257,178	271,777	5.7%	603,312	811,070	34.4%
Improvements to concession assets (IFRIC 12)	111,408	63,265	(43.2%)	334,223	189,796	(43.2%)
Total Revenues	908,809	989,951	8.9%	2,341,367	3,002,103	28.2%
Operating income	548,226	645,831	17.8%	1,367,260	2,011,990	47.2%
EBITDA	615,771	721,192	17.1%	1,561,092	2,236,706	43.3%

Puerto Vallarta
Aeronautical services	338,057	484,214	43.2%	893,818	1,662,321	86.0%
Non-aeronautical services	108,579	125,788	15.8%	284,093	399,623	40.7%
Improvements to concession assets (IFRIC 12)	77,817	199,303	156.1%	233,450	597,909	156.1%
Total Revenues	524,452	809,305	54.3%	1,411,361	2,659,853	88.5%
Operating income	270,060	382,370	41.6%	723,078	1,477,112	104.3%
EBITDA	313,466	430,801	37.4%	855,602	1,620,906	89.4%

Montego Bay
Aeronautical services	307,859	442,173	43.6%	691,064	1,276,788	84.8%
Non-aeronautical services	124,623	182,776	46.7%	317,675	514,116	61.8%
Improvements to concession assets (IFRIC 12)	14,669	17,096	16.5%	55,942	70,202	25.5%
Total Revenues	447,151	642,046	43.6%	1,064,680	1,861,107	74.8%
Operating income	173,069	392,948	127.0%	245,554	951,245	287.4%
EBITDA	291,557	491,828	68.7%	607,449	1,293,084	112.9%

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	3Q21	3Q22	Change	9M21	9M22	Change
Guanajuato
Aeronautical services	164,660	209,488	27.2%	413,189	548,502	32.7%
Non-aeronautical services	38,165	39,735	4.1%	100,736	113,305	12.5%
Improvements to concession assets (IFRIC 12)	3,094	10,647	244.2%	9,281	31,941	244.2%
Total Revenues	205,919	259,869	26.2%	523,205	693,748	32.6%
Operating income	120,450	172,122	42.9%	306,508	437,932	42.9%
EBITDA	139,476	191,568	37.3%	362,832	498,264	37.3%

Hermosillo
Aeronautical services	91,901	118,428	28.9%	234,903	328,931	40.0%
Non-aeronautical services	17,851	20,047	12.3%	53,613	55,968	4.4%
Improvements to concession assets (IFRIC 12)	4,341	16,897	289.2%	13,024	50,690	289.2%
Total Revenues	114,093	155,371	36.2%	301,539	435,590	44.5%
Operating income	32,619	70,406	115.8%	102,965	198,014	92.3%
EBITDA	51,321	91,113	77.5%	160,427	262,040	63.3%

Others (1)
Aeronautical services	426,055	616,526	44.7%	1,065,181	1,618,301	51.9%
Non-aeronautical services	99,456	112,988	13.6%	257,815	309,744	20.1%
Improvements to concession assets (IFRIC 12)	39,014	80,056	105.2%	117,041	235,217	101.0%
Total Revenues	564,525	809,570	43.4%	1,440,038	2,163,263	50.2%
Operating income	54,564	188,146	244.8%	189,062	530,818	180.8%
EBITDA	128,777	256,452	99.1%	393,287	741,532	88.5%

Total
Aeronautical services	3,316,240	4,449,504	34.2%	8,412,610	12,626,701	50.1%
Non-aeronautical services	976,722	1,115,070	14.2%	2,521,447	3,238,120	28.4%
Improvements to concession assets (IFRIC 12)	939,145	972,743	3.6%	2,829,371	2,932,191	3.6%
Total Revenues	5,232,106	6,537,318	24.9%	13,763,428	18,797,013	36.6%
Operating income	2,335,870	3,495,137	49.6%	5,861,017	9,965,609	70.0%
EBITDA	2,836,810	4,018,225	41.6%	7,352,009	11,589,230	57.6%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia and Kingston airports.

Exhibit B: Consolidated statement of financial position as of September 30 (in thousands of pesos):

	2021	2022	Change	%
Assets
Current assets
Cash and cash equivalents	10,650,840	16,157,567	5,506,727	51.7%
Trade accounts receivable - Net	1,419,022	1,867,442	448,420	31.6%
Other current assets	1,196,699	751,617	(445,082)	(37.2%)
Total current assets	13,266,561	18,776,626	5,510,065	41.5%

Advanced payments to suppliers	879,342	2,009,155	1,129,813	128.5%
Machinery, equipment and improvements to leased buildings - Net	2,542,454	3,707,712	1,165,258	45.8%
Improvements to concession assets - Net	14,496,214	18,524,228	4,028,014	27.8%
Airport concessions - Net	10,386,868	9,950,067	(436,801)	(4.2%)
Rights to use airport facilities - Net	1,226,755	1,153,359	(73,396)	(6.0%)
Deferred income taxes - Net	6,114,888	6,668,207	553,319	9.0%
Other non-current assets	186,772	672,900	486,128	260.3%
Total assets	49,099,854	61,462,254	12,362,400	25.2%

Liabilities
Current liabilities	4,338,720	10,397,308	6,058,588	139.6%
Long-term liabilities	25,652,501	32,934,715	7,282,214	28.4%
Total liabilities	29,991,221	43,332,023	13,340,802	44.5%

Stockholders' Equity
Common stock	170,381	8,197,536	8,027,155	4711.3%
Legal reserve	1,592,551	34,076	(1,558,475)	(97.9%)
Net income	4,217,345	7,225,111	3,007,766	71.3%
Retained earnings	7,927,599	136,704	(7,790,895)	(98.3%)
Reserve for share repurchase	5,531,293	2,499,473	(3,031,820)	(54.8%)
Repurchased shares	(2,362,339)	(1,999,987)	362,353	(15.3%)
Foreign currency translation reserve	992,017	687,735	(304,282)	(30.7%)
Remeasurements of employee benefit – Net	1,562	5,522	3,960	(253.5%)
Cash flow hedges- Net	(66,867)	168,095	234,962	351.4%
Total controlling interest	18,003,541	16,954,264	(1,049,276)	(5.8%)
Non-controlling interest	1,105,092	1,175,967	70,875	6.4%
Total stockholder's equity	19,108,634	18,130,231	(978,401)	(5.1%)

Total liabilities and stockholders' equity	49,099,854	61,462,254	12,362,400	25.2%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	3Q21	3Q22	Change	9M21	9M22	Change
Cash flows from operating activities:
Consolidated net income	1,779,726	2,662,711	49.6%	4,241,281	7,354,797	73.4%

Postemployment benefit costs	(3,302)	8,790	(366.2%)	13,368	25,922	93.9%
Allowance expected credit loss	11,570	29,656	156.3%	32,641	25,811	(20.9%)
Depreciation and amortization	518,005	587,686	13.5%	1,531,129	1,715,333	12.0%
Loss on sale of machinery, equipment and improvements to leased assets	(2,693)	1,513	156.2%	(1,358)	3,872	(385.1%)
Interest expense	427,527	613,935	43.6%	1,228,317	1,658,223	35.0%
Provisions	1,994	5,084	155.0%	(3,683)	17,463	(574.2%)
Income tax expense	586,599	607,303	3.5%	1,180,768	2,016,627	70.8%
Unrealized exchange loss	44,736	(107,973)	(341.4%)	(19,103)	(289,485)	1415.4%
Net (gain) on derivative financial instruments	-	-	0.0%	-	(6,933)	100.0%
	3,364,168	4,408,705	31.0%	8,203,361	12,521,629	52.6%
Changes in working capital:
Decrease (increase) in
Trade accounts receivable	133,056	71,419	(46.3%)	(183,864)	(179,225)	(2.5%)
Recoverable tax on assets and other assets	(33,545)	(142,941)	326.1%	(108,855)	296,101	(372.0%)
(Decrease) increase
Concession taxes payable	(3,532)	(78,125)	2111.9%	57,206	(116,187)	(303.1%)
Accounts payable	100,933	308,718	205.9%	317,548	245,002	(22.8%)
Cash generated by operating activities	3,561,080	4,567,776	28.3%	8,285,396	12,767,319	54.1%
Income taxes paid	(329,375)	(821,292)	149.3%	(714,474)	(3,584,700)	401.7%
Net cash flows provided by operating activities	3,231,705	3,746,484	15.9%	7,570,922	9,182,619	21.3%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(1,120,965)	(2,396,581)	113.8%	(2,799,980)	(5,492,216)	96.2%
Cash flows from sales of machinery and equipment	42	1,621	3759.5%	2,988	1,904	(36.3%)
Other investment activities	12,389	(53,358)	(530.7%)	(11,983)	(81,577)	580.8%
Net cash used by investment activities	(1,108,534)	(2,448,318)	120.9%	(2,808,975)	(5,571,889)	98.4%

Cash flows from financing activities:
Dividends declared and paid	-	-	0.0%	-	(3,675,745)	(100.0%)
Dividends declared and paid non-controlling interest	-	-	0.0%	-	(155,052)	(100.0%)
Capital Reduction	(4,014,701)	-	(100.0%)	(6,014,701)	-	100.0%
Bond certificates issued	-	2,757,588	100.0%	4,500,000	7,757,588	72.4%
Bond certificates paid	(1,500,000)	-	(100.0%)	(1,500,000)	(1,500,000)	0.0%
Bank loans paid	-	-	0.0%	(5,860,151)	(3,959,077)	(32.4%)
Banks loans	-	-	-	3,779,413	3,872,783	2.5%
Repurchase of shares	(1,151,265)	(924,284)	(19.7%)	(2,362,339)	(1,999,987)	(15.3%)
Interest paid	(349,100)	(583,027)	67.0%	(1,121,336)	(1,524,509)	36.0%
Interest paid on lease	(401)	(1,403)	249.9%	(1,340)	(4,065)	203.2%
Payments of obligations for leasing	(2,994)	(4,221)	41.0%	(9,039)	(11,923)	31.9%
Net cash flows used in financing activities	(7,018,461)	1,244,653	(117.7%)	(8,589,493)	(1,199,987)	(86.0%)

Effects of exchange rate changes on cash held	43,150	125,186	190.1%	33,839	413,947	1123.3%
Net (decrease) increase in cash and cash equivalents	(4,852,148)	2,668,005	(155.0%)	(3,793,708)	2,824,691	(174.5%)
Cash and cash equivalents at beginning of the period	15,502,987	13,489,562	(13.0%)	14,444,549	13,332,877	(7.7%)
Cash and cash equivalents at the end of the period	10,650,840	16,157,567	51.7%	10,650,840	16,157,567	51.7%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	3Q21	3Q22	Change	9M21	9M22	Change
Revenues
Aeronautical services	3,316,240	4,449,504	34.2%	8,412,610	12,626,702	50.1%
Non-aeronautical services	1,037,416	1,329,793	28.2%	2,584,554	3,815,830	47.6%
Improvements to concession assets (IFRIC-12)	939,145	972,743	3.6%	2,829,371	2,932,191	3.6%
Total revenues	5,292,801	6,752,040	27.6%	13,826,535	19,374,723	40.1%

Operating costs
Costs of services:	759,323	980,978	29.2%	2,107,665	2,634,969	25.0%
Employee costs	276,236	357,283	29.3%	809,698	996,556	23.1%
Maintenance	136,477	147,757	8.3%	339,953	434,004	27.7%
Safety, security & insurance	124,716	146,102	17.1%	373,147	408,919	9.6%
Utilities	111,739	136,726	22.4%	284,503	352,376	23.9%
Other operating expenses	110,155	193,110	75.3%	300,364	443,114	47.5%

Technical assistance fees	146,706	189,598	29.2%	370,504	553,970	49.5%
Concession taxes	353,984	525,291	48.4%	871,641	1,398,515	60.4%
Depreciation and amortization	518,005	587,686	13.5%	1,531,129	1,715,333	12.0%
Cost of improvements to concession assets (IFRIC-12)	939,145	972,743	3.6%	2,829,371	2,932,191	3.6%
Other (income)	(4,735)	(1,610)	(66.0%)	(5,372)	(20,082)	273.8%
Total operating costs	2,712,428	3,254,686	20.0%	7,704,938	9,214,895	19.6%
Income from operations	2,580,373	3,497,354	35.5%	6,121,597	10,159,828	66.0%
Financial Result	(214,047)	(227,340)	6.2%	(699,551)	(788,404)	12.7%
Income before income taxes	2,366,325	3,270,014	38.2%	5,422,049	9,371,424	72.8%
Income taxes	(586,599)	(607,303)	3.5%	(1,180,768)	(2,016,627)	70.8%
Net income	1,779,726	2,662,711	49.6%	4,241,281	7,354,797	73.4%
Currency translation effect	60,978	(7,235)	(111.9%)	(24,246)	(346,786)	1330.3%
Cash flow hedges, net of income tax	164,213	1,152	(99.3%)	404,240	138,539	(65.7%)
Remeasurements of employee benefit – net income tax	9,777	106	(98.9%)	11,614	311	97.3%
Comprehensive income	2,014,694	2,656,734	31.9%	4,632,889	7,146,861	54.3%
Non-controlling interest	(45,769)	(58,841)	28.6%	(45,120)	(129,498)	187.0%
Comprehensive income attributable to controlling interest	1,968,925	2,597,893	31.9%	4,587,769	7,017,363	53.0%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2021	6,185,082	1,592,551	3,283,374	(1,733,374)	11,908,891	556,287	21,792,811	1,059,972	22,852,783
Capital reduction	(6,014,701)	-	-	-	-	-	(6,014,701)	-	(6,014,701)
Reserve for share purchase	-	-	3,981,292	-	(3,981,292)	-	-	-	-
Repurchased share cancellation	-	-	(1,733,374)	1,733,374	-	-	-	-	-
Repurchased share	-	-	-	(2,362,339)	-	-	(2,362,339)	-	(2,362,339)
Comprehensive income:
Net income	-	-	-	-	4,217,345	-	4,217,345	23,936	4,241,281
Foreign currency translation reserve	-	-	-	-	-	(45,430)	(45,430)	21,184	(24,246)
Remeasurements of employee benefit – Net	-	-	-	-	-	11,614	11,614	-	11,614
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	404,240	404,240	-	404,240
Balance as of September 30, 2021	170,381	1,592,551	5,531,293	(2,362,339)	12,144,944	926,711	18,003,539	1,105,092	19,108,632

Balance as of January 1, 2022	170,381	1,592,551	5,531,292	(3,000,037)	13,925,091	1,069,102	19,288,380	1,140,220	20,428,600
Legal reserve cancellation	-	(1,558,475)	-	-	1,558,475	-	-	-	-
Capitalization of retained earnings	8,027,155	-	-	-	(8,027,155)	-	-	-	-
Dividends declared	-	-	-	-	(7,351,490)	-	(7,351,490)	-	(7,351,490)
Cancellation repurchased shares	-	-	(3,000,037)	3,000,037	-	-	-	-	-
Reserve for share purchase	-	-	(31,782)	-	31,782	-	-	-	-
Dividends declared non-controlling interest	-	-	-	-	-	-	-	(93,751)	(93,751)
Repurchased share	-	-	-	(1,999,987)	-	-	(1,999,987)	-	(1,999,987)
Comprehensive income:
Net income	-	-	-	-	7,225,111	-	7,225,111	129,685	7,354,796
Foreign currency translation reserve	-	-	-	-	-	(346,599)	(346,599)	(187)	(346,786)
Remeasurements of employee benefit – Net	-	-	-	-	-	311	311	-	311
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	138,539	138,539	-	138,539
Balance as of September 30, 2022	8,197,536	34,076	2,499,473	(1,999,987)	7,361,815	861,353	16,954,264	1,175,967	18,130,231

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	3Q21	3Q22	Change	2021	2022	Change
Total passengers	11,729.8	14,613.9	24.6%	30,176.6	41,278.4	36.8%
Total cargo volume (in WLUs)	655.6	613.0	(6.5%)	2,012.1	1,916.6	(4.7%)
Total WLUs	12,385.3	15,226.9	22.9%	32,188.8	43,195.0	34.2%

Aeronautical & non aeronautical services per passenger (pesos)	371.2	395.5	6.5%	364.4	398.3	9.3%
Aeronautical services per WLU (pesos)	267.8	292.2	9.1%	261.4	292.3	11.8%
Non aeronautical services per passenger (pesos)	88.4	91.0	2.9%	85.6	92.4	7.9%
Cost of services per WLU (pesos)	61.3	64.4	5.1%	65.5	61.0	(6.8%)

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Passenger Traffic and Consolidated Results compared to the same periods of 2019:

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	3Q19	3Q22	Change	9M19	9M22	Change
Guadalajara	2,671.4	2,935.3	9.9%	7,765.8	7,969.4	2.6%
Tijuana *	1,556.2	2,151.2	38.2%	4,451.1	5,973.1	34.2%
Los Cabos	562.2	725.5	29.0%	1,371.2	1,869.8	36.4%
Puerto Vallarta	539.9	753.4	39.5%	1,447.7	1,944.0	34.3%
Montego Bay	2.7	0.0	(100.0%)	6.9	0.0	(100.0%)
Guanajuato	528.0	491.5	(6.9%)	1,522.3	1,300.7	(14.6%)
Hermosillo	455.7	479.0	5.1%	1,315.7	1,343.6	2.1%
Kingston	0.0	0.5	N/A	0.0	1.0	N/A
Mexicali	301.7	327.8	8.6%	871.1	918.7	5.5%
Morelia	116.9	160.8	37.6%	342.8	474.3	38.4%
La Paz	274.0	274.0	0.0%	740.4	786.7	6.3%
Aguascalientes	160.4	171.2	6.8%	465.6	524.8	12.7%
Los Mochis	95.6	103.4	8.2%	282.8	307.5	8.7%
Manzanillo	21.3	25.5	20.0%	70.5	74.0	5.0%
Total	7,286.1	8,599.2	18.0%	20,653.8	23,487.5	13.7%

*CBX users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	3Q19	3Q22	Change	9M19	9M22	Change
Guadalajara	1,157.8	1,165.2	0.6%	3,234.5	3,232.8	(0.1%)
Tijuana *	741.9	1,113.5	50.1%	2,136.1	3,063.3	43.4%
Los Cabos	745.4	1,001.1	34.3%	2,764.7	3,310.5	19.7%
Puerto Vallarta	447.6	653.0	45.9%	2,418.2	2,587.6	7.0%
Montego Bay	1,098.9	1,136.8	3.5%	3,615.3	3,225.8	(10.8%)
Guanajuato	183.0	210.5	15.0%	528.2	567.7	7.5%
Hermosillo	17.2	20.1	16.9%	51.7	58.5	13.3%
Kingston	0.0	498.3	N/A	0.0	1,128.4	N/A
Mexicali	1.8	1.7	(1.1%)	5.1	4.6	(8.7%)
Morelia	105.8	130.7	23.5%	312.9	364.2	16.4%
La Paz	2.8	5.4	94.9%	9.4	19.2	103.9%
Aguascalientes	65.0	65.2	0.3%	164.4	170.2	3.6%
Los Mochis	1.9	2.1	8.9%	5.4	5.8	7.2%
Manzanillo	8.4	11.1	31.3%	60.8	52.3	(14.0%)
Total	4,577.4	6,014.7	31.4%	15,306.5	17,790.9	16.2%

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	3Q19	3Q22	Change	9M19	9M22	Change
Guadalajara	3,829.2	4,100.5	7.1%	11,000.3	11,202.2	1.8%
Tijuana *	2,298.1	3,264.7	42.1%	6,587.2	9,036.4	37.2%
Los Cabos	1,307.6	1,726.5	32.0%	4,212.4	5,180.3	23.0%
Puerto Vallarta	987.5	1,406.4	42.4%	3,789.4	4,531.7	19.6%
Montego Bay	1,101.5	1,136.8	3.2%	3,622.2	3,225.8	(10.9%)
Guanajuato	711.1	702.0	(1.3%)	2,050.5	1,868.4	(8.9%)
Hermosillo	472.9	499.1	5.5%	1,367.4	1,402.1	2.5%
Kingston	0.0	498.9	N/A	0.0	1,129.4	N/A
Mexicali	303.5	329.5	8.6%	876.2	923.3	5.4%
Morelia	222.7	291.5	30.9%	655.7	838.5	27.9%
La Paz	276.8	279.4	1.0%	749.8	805.9	7.5%
Aguascalientes	225.4	236.4	4.9%	630.0	695.0	10.3%
Los Mochis	97.6	105.5	8.2%	288.2	313.3	8.7%
Manzanillo	29.7	36.6	23.2%	131.2	126.3	(3.8%)
Total	11,863.5	14,613.9	23.2%	35,960.3	41,278.4	14.8%

*CBX users are classified as international passengers.

The Company took control of the operation of the Kingston airport on October 10, 2019, consequently no figures are available for comparison purposes from January to September, 2019.

CBX Users (in thousands):

Airport	3Q19	3Q22	Change	9M19	9M22	Change
Tijuana	730.0	1,103.9	51.2%	2,100.9	3,038.5	44.6%

Consolidated Results and Other Data compared with 2019 (in thousands of pesos):

	3Q19	3Q22	Change	9M19	9M22	Change
Revenues
Aeronautical services	2,567,517	4,449,504	73.3%	7,776,615	12,626,702	62.4%
Non-aeronautical services	950,353	1,329,793	39.9%	2,808,953	3,815,830	35.8%
Improvements to concession assets (IFRIC 12)	797,548	972,743	22.0%	1,066,398	2,932,191	175.0%
Total revenues	4,315,418	6,752,040	56.5%	11,651,966	19,374,723	66.3%

Operating costs
Costs of services:	670,350	980,978	46.3%	1,971,293	2,634,969	33.7%
Employee costs	205,622	357,283	73.8%	628,738	996,556	58.5%
Maintenance	141,467	147,757	4.4%	402,269	434,004	7.9%
Safety, security & insurance	105,657	146,102	38.3%	310,100	408,919	31.9%
Utilities	104,375	136,726	31.0%	269,633	352,376	30.7%
Other operating expenses	113,229	193,110	70.5%	360,553	443,114	22.9%

Technical assistance fees	115,795	189,598	63.7%	345,013	553,970	60.6%
Concession taxes	297,308	525,291	76.7%	915,461	1,398,515	52.8%
Depreciation and amortization	439,691	587,686	33.7%	1,287,131	1,715,333	33.3%
Cost of improvements to concession assets (IFRIC 12)	797,548	972,743	22.0%	1,066,398	2,932,191	175.0%
Other (income)	(7,605)	(1,610)	(78.8%)	(16,538)	(20,082)	21.4%
Total operating costs	2,313,087	3,254,686	40.7%	5,568,758	9,214,895	65.5%
Income from operations	2,002,331	3,497,354	74.7%	6,083,208	10,159,828	67.0%

Financial Result	(168,866)	(227,340)	34.6%	(487,220)	(788,404)	61.8%
Income before taxes	1,833,465	3,270,014	78.4%	5,595,987	9,371,424	67.5%
Income taxes	(470,746)	(607,303)	29.0%	(1,572,146)	(2,016,627)	28.3%
Net income	1,362,719	2,662,711	95.4%	4,023,841	7,354,797	82.8%
Currency translation effect	93,377	(7,235)	(107.7%)	(46,362)	(346,786)	648.0%
Cash flow hedges, net of income tax	-	1,152	100.0%	-	138,539	100.0%
Remeasurements of employee benefit – net income tax	(147)	106	(172.1%)	(440)	311	(170.7%)
Comprehensive income	1,455,949	2,656,734	82.5%	3,977,039	7,146,861	79.7%
Non-controlling interest	(33,307)	(58,841)	(76.7%)	(78,235)	(129,498)	(65.5%)
Comprehensive income attributable to controlling interest	1,422,642	2,597,893	82.6%	3,898,804	7,017,363	80.0%

	3Q19	3Q22	Change	9M19	9M22	Change
EBITDA	2,442,022	4,085,040	67.3%	7,370,338	11,875,161	61.1%
Comprehensive income	1,455,949	2,656,734	82.5%	3,977,039	7,146,861	79.7%
Comprehensive income per share (pesos)	2.5953	5.2245	101.3%	7.0892	14.0545	98.3%
Comprehensive income per ADS (US dollars)	1.3511	2.5973	92.2%	3.6906	6.9871	89.3%

Operating income margin	46.4%	51.8%	11.6%	52.2%	52.4%	0.4%
Operating income margin (excluding IFRIC 12)	56.9%	60.5%	6.3%	57.6%	61.8%	7.3%
EBITDA margin	56.6%	60.5%	6.9%	63.3%	61.3%	(3.1%)
EBITDA margin (excluding IFRIC 12)	69.5%	70.7%	1.7%	69.6%	72.2%	3.7%
Costs of services and improvements / total revenues	34.0%	28.9%	(14.9%)	26.1%	28.7%	10.2%
Cost of services / total revenues (excluding IFRIC 12)	19.1%	17.0%	(10.9%)	18.6%	16.0%	(13.9%)

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IRO and Corporate Finance Director	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: October 21, 2022	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer